
10010052



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

---

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-00278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136



**KPMG LLP**
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

## Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan (the Plan) as of September 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 1, 2010

# EMERSON ELECTRIC CO.
# RETIREMENT SAVINGS PLAN
## Statements of Net Assets Available for Benefits

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| Interest in Master Trust (Note 7) | $ 156,633,540 | 157,296,218 |
| Employer contributions receivable | 62 | - |
| Participant contributions receivable | 3,619 | 16,740 |
| **Net assets available for benefits before adjustments** | 156,637,221 | 157,312,958 |
| Adjustment to contract value for fully benefit responsive investment contracts | (1,044,082) | 1,622,968 |
| **Net assets available for benefits** | $ 155,593,139 | 158,935,926 |

See accompanying Notes to Financial Statements.

# EMERSON ELECTRIC CO.
# RETIREMENT SAVINGS PLAN
## Statements of Changes in Net Assets Available for Benefits

| | Years Ended September 30, | |
|---|---|---|
| | 2009 | 2008 |
| Interest in Master Trust investment appr./(depr.), net (Note 7) | $ 1,735,463 | (18,267,009) |
| Emerson Electric Co. common stock net depreciation (Note 8) | - | (1,359,737) |
| Other investment realized losses | - | (4,030,413) |
| Unrealized net depreciation | - | (1,492,066) |
| Dividends | - | 1,698,754 |
| Transfers from/(to) other plans, net | 863,419 | (1,050,360) |
| Participant contributions | 8,077,760 | 10,067,510 |
| Rollover contributions | 163,477 | 342,754 |
| Employer contributions | 1,471,271 | 1,711,835 |
| Benefits paid to participants | (15,654,177) | (26,725,931) |
| **Net decrease** | (3,342,787) | (39,104,663) |
| Net assets available for benefits: | | |
| Beginning of year | 158,935,926 | 198,040,589 |
| **End of year** | $ 155,593,139 | 158,935,926 |

See accompanying Notes to Financial Statements.

## (1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

### General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2009, there were 4,709 employees participating in the Plan.

### Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pre-tax and/or after-tax basis, as the participant may elect. Contributions are subject to certain limitations. Effective January 1, 2007, all new employees of the Company who are eligible to participate in the Plan are automatically enrolled in the plan, unless they choose not to contribute by completing the opt-out form within 45 days from date of hire. Those who are automatically enrolled in the plan are enrolled with an election of 3% pre-tax contributed to an age appropriate Vanguard Target Retirement Fund.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Unvested benefits forfeited by terminated employees (forfeitures) may be used to reduce future employer matching contributions, and Net Assets Available for Benefits included forfeitures of $23,024 and $7,858 as of September 30, 2009 and 2008, respectively. Effective October 1, 2009 (2010 Plan year), forfeitures may also be used to pay Plan expenses.

### Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investments attributable to participant and matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

### Vesting

Participant contributions and the earnings thereon are always 100% vested. Until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds.

Effective April 1, 2008, the Plan utilizes Vanguard Group, Inc. (Vanguard) as administrator, record keeper, and trustee of the Plan. In conjunction with the conversion of the Plan's administration from Mercer Fiduciary Trust Company to Vanguard, the Plan began offering the following funds effective April 1, 2008. The Emerson Common Stock Fund invests in the Company's common stock. The Emerson Stable Value Fund consists mainly of investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. The PIMCO Total Return Fund and Vanguard Total Bond Market Index Fund invest in a diversified portfolio of fixed income securities. The Capital Guardian International Stock Fund, Capital Guardian U.S. Large Cap Stock Fund, Dodge & Cox Stock Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund, Vanguard Selected Value Fund, Vanguard Total International Stock Index Fund, and Vanguard Value Index Fund invest primarily in common stocks. The Vanguard Target Retirement 2005 Fund, The Vanguard Target Retirement 2010 Fund, The Vanguard Target Retirement 2015 Fund, The Vanguard Target Retirement 2020 Fund, The Vanguard Target Retirement 2025 Fund, The Vanguard Target Retirement 2030 Fund, The Vanguard Target Retirement 2035 Fund, The Vanguard Target Retirement 2040 Fund, The Vanguard Target Retirement 2045 Fund, The Vanguard Target Retirement 2050 Fund, and Vanguard Target Retirement Income Fund invest primarily in stock, bond and money market mutual funds.

Prior to April 1, 2008, the Plan had the following investment funds. The Emerson Stock Fund invested in the Company's common stock. The Stable Value Fund consisted mainly of investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. The Bond Index Fund and PIMCO Total Return Institutional Fund invested in a diversified portfolio of fixed income securities. The S&P 500 Index Fund, U.S. Large Cap Stock Fund, Fidelity Magellan Fund, Dodge & Cox Stock Fund, Putnam Equity Income Fund, Fidelity Blue Chip Growth Fund, Putnam Voyager Fund, Russell 2000 Index Fund, Hotchkis & Wiley Mid Cap Value Fund, Putnam Vista Fund, Legg Mason Value Fund, Artisan Mid Cap Fund and International Stock Fund invested primarily in common stocks. The Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and the Fidelity Freedom 2040 Fund invested primarily in stock, bond and money market mutual funds.

All funds may invest in cash equivalents as temporary investments and to maintain liquidity. Participants may change their investment options at any time. Participants may (subject to certain restrictions on transfers into or out of the Emerson Stock fund by the Company's executive officers) transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the prime rate published in the Wall Street Journal. Interest rates on loans outstanding at September 30, 2009 which includes loans transferred from other plans, vary between 4.25% and 11.15%, depending on date of issue. The loans are secured by the balance in the participant's account. The term of the loans is generally between one and four years. Participants can borrow the lesser of 50% of the vested account balance or $50,000, reduced by the highest outstanding loan balance in the prior 12 months.

Benefit Payments

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $5,000, deferred until as late as age 70½, at which time required minimum distributions will begin.

A participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn.

A participant who is actively employed may request, subject to approval, a withdrawal of all or a portion of his pre-tax contributions upon demonstration of substantial financial hardship.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The Company has evaluated subsequent events through February 1, 2010.

Investment Valuation and Income Recognition

See Notes 7 and 9 regarding investments in the Master Trust.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Operating Expenses

The Company has the option of paying all expenses or charging them to the Plan participants. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for the purchase and sale of the Company's common stock in the Emerson Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

## (3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

## (4) TRANSFERS TO OR FROM OTHER PLANS

In 2009 and 2008, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

## (5) RELATED PARTIES

Certain investments in the Master Trust are shares of mutual funds and common collective trusts that are managed by Vanguard, the Plan's Trustee and Recordkeeper, effective April 1, 2008.

Through March 31, 2008, certain investments of the Plan, including the interest in the Master Trust, were shares of mutual funds and common collective trusts that were managed by Putnam Investments, LLC a wholly owned subsidiary of Marsh & McLennan Companies (MMC) through August 2007. MMC is the parent company of Mercer, the Plan's Trustee and Recordkeeper through March 31, 2008.

Additionally, Plan investment options include shares of Emerson Electric Co. common stock. Emerson Electric Co. is the plan sponsor as defined by the Plan. These transactions qualify as party-in-interest transactions and are allowable under ERISA regulations.

## (6) RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500:

| | September 30, | |
|---|---|---|
| | 2009 | 2008 |
| Net assets available for benefits per the financial statements | $ 155,593,139 | 158,935,926 |
| Less participant loans deemed distributed | (347,924) | (429,571) |
| Net assets available for benefits per IRS Form 5500 | $ 155,245,215 | 158,506,355 |

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

| | Years Ended September 30, | |
|---|---|---|
| | 2009 | 2008 |
| Benefits paid to participants per the financial statements | $ 15,654,177 | 26,725,931 |
| Add participant loans deemed distributed at end of year | 347,924 | 429,571 |
| Less participant loans deemed distributed at beginning of year | (429,571) | (452,535) |
| Less amounts allocated to withdrawing participants at beginning of year | - | (148,516) |
| Benefits paid to participants per IRS Form 5500 | $ 15,572,530 | 26,554,451 |

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment as of September 30, 2009 and 2008, respectively, but not paid as of those dates.

## (7) MASTER TRUST

Prior to April 1, 2008, certain Plan investments were held in the Emerson Electric Co. Master Trust (Master Trust), which held commingled investments of the Plan and certain other Company-sponsored defined contribution plans. The Master Trust held the Plan's investments in the following funds: Stable Value Fund, S&P 500 Index Fund, Bond Index Fund, Russell 2000 Index Fund and U.S. Large Cap Stock Fund. The Plan’s other investments were held in the Retirement Savings Plan Trust. Effective April 1, 2008, all of the Plan’s investments are held in the Master Trust. All income after April 1, 2008 is reported as net (depreciation)/appreciation in the Master Trust. Prior to April 1, 2008, net (depreciation)/appreciation in the Master Trust and Emerson common stock are reported separately and all other investment income is reflected in Other investment realized (losses)/gains, Unrealized net (depreciation)/appreciation, and Dividends as appropriate.

Each participating plan's interest in the funds of the Master Trust is based upon participant account balances. At September 30, 2009 and 2008, the Plan's interest in the net assets of the Master Trust was approximately 5%. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances invested in the Master Trust.

Excluding participant loans, the Plan's investments in the Master Trust are stated at fair value. The fair value of the common stock and mutual funds is based on quoted market prices. Shares of common/commingled trust funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are reported at cost, which represents the remaining unpaid principal balance. The cost of investments held under the Plan is determined using the average cost method of accounting. Contracts with insurance companies are valued at fair value determined by the discounted cash flows expected to be received from the contracts.

As required by FASB Staff Position AAG INV-1 (now part of Accounting Standards Codification (ASC) 946, *Financial Services-Investment Companies*) and AICPA Statement of Position 94-4-1 (now part of ASC 962, *Plan Accounting, Defined Contribution Pension Plans*), the Statement of Net Assets Available for Benefits includes an adjustment from fair value to contract value for fully benefit responsive insurance contracts. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies, which approximates the interest rate credited to participants, was approximately 4.2% and 5.4% in 2009 and 2008, respectively. The weighted average interest rate for contracts with insurance companies was 3.7% and 4.5% at September 30, 2009 and 2008, respectively.

The existence of certain conditions can limit the Plan's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to default by contract provider, partial or complete legal termination of the Plan, improper communications to participants, group terminations and significant divestitures. The Plan does not believe that the occurrence of any such event is probable.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The following table presents the values of investments in the Master Trust:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| Investments at fair value: | | |
| Interest-bearing cash | $ 163,214,029 | 43,077,481 |
| Contracts with insurance companies | 687,234,697 | 721,279,809 |
| Common/commingled trust funds | 168,217,445 | 172,678,547 |
| Mutual Funds | 1,459,477,621 | 1,402,760,204 |
| Emerson Electric common stock | 537,533,971 | 514,114,191 |
| | 3,015,677,763 | 2,853,910,232 |
| Participant loans reported at cost | 46,583,589 | 48,276,881 |
| | $ 3,062,261,352 | 2,902,187,113 |
| Plan's share of investments in the Master Trust at fair value | $ 152,087,464 | 152,338,028 |
| Participant loans reported at cost | 4,546,076 | 4,958,190 |
| Plan's share of investments in the Master Trust | $ 156,633,540 | 157,296,218 |

Investment income of the Master Trust is as follows:

| | Years Ended September 30, 2009 | Years Ended September 30, 2008 |
|---|---|---|
| Investment income: | | |
| Net depr. of common/commingled trust funds | $ (3,593,653) | (100,560,384) |
| Net appr./(depr.) of mutual funds | 9,092,730 | (153,857,701) |
| Net appr./(depr.) of Emerson Electric common stock | 16,413,081 | (122,880,936) |
| Interest | 30,396,693 | 33,569,376 |
| | $ 52,308,851 | (343,729,645) |
| Plan's share of investment income of the Master Trust | $ 1,735,463 | (18,267,009) |

(8) NON-PARTICIPANT-DIRECTED INVESTMENTS

A portion of the Company matching contributions is invested in the Emerson Stock Fund (the Fund). Participants are allowed to immediately transfer any and all Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. As noted in Note 7, the assets of the Fund were transferred into the Master Trust effective April 1, 2008.

Information about net assets and changes in net assets relating to the non-participant-directed assets in this fund is as follows:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| Net assets: | | |
| Emerson Electric Co. common stock | $ 43,181,997 | 44,772,259 |

| | Years Ended September 30, 2009 | Years Ended September 30, 2008 |
|---|---|---|
| Changes in net assets: | | |
| Emerson Electric Co. common stock realized (losses)/gains, net | $ (1,269,914) | 2,836,678 |
| Unrealized appreciation/(depreciation), net | 304,685 | (16,555,153) |
| Dividends | 1,439,166 | 1,340,747 |
| Transfers to other funds | (1,732,187) | (1,312,485) |
| Loan repayments | 503,365 | 590,172 |
| Transfers from/(to) other plans | 207,411 | (223,577) |
| Participant contributions | 1,363,744 | 1,740,634 |
| Rollover contributions | 4,917 | 30,393 |
| Employer contributions | 1,258,826 | 1,498,578 |
| Benefits paid to participants | (3,670,275) | (7,459,677) |
| | $ (1,590,262) | (17,513,690) |

## (9) FAIR VALUE MEASUREMENTS

The Plan adopted FAS No. 157, *Fair Value Measurements* (now part of ASC 820, *Fair Value Measurements and Disclosures*), as of October 1, 2008. ASC 820 established a formal hierarchy and framework for measuring fair value, and expanded disclosure about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable. When determining fair value, ASC 820 requires the use of observable market data when available.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The table below categorizes the Master Trust's investments by level within the fair value hierarchy as of September 30, 2009.

| | September 30, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Interest - bearing cash | $ 163,214,029 | $ - | $ - | $ 163,214,029 |
| Contracts with insurance companies | - | 687,234,697 | - | 687,234,697 |
| Common/commingled trust funds | - | 168,217,445 | - | 168,217,445 |
| Mutual Funds | 1,459,477,621 | - | - | 1,459,477,621 |
| Emerson Electric common stock | 537,533,971 | - | - | 537,533,971 |
| Investments, at fair value | $ 2,160,225,621 | 855,452,142 | - | 3,015,677,763 |

(10) PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

by: 

Richard J. Schlueter, on behalf of the
Management Review Committee

Date: February 1, 2010

Exhibit 1

**EMERSON ELECTRIC CO.**
**RETIREMENT SAVINGS PLAN**
Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
September 30, 2009

| (a) | (b) Identity of issue, borrower, lessor, or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date | (d) Cost * | (e) Current value |
|---|---|---|---|---|
| | Loan Fund | Participant loans - interest rates 4.25% to 11.15% | | 4,546,076 |
| | Total Investments | | | $ 4,546,076 |

* Amounts are excluded in accordance with IRS Form 5500 instructions, Schedule H, line 4i, for all participant-directed assets.

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Retirement Savings Plan

We consent to the incorporation by reference in the registration statements No. 333-154362 and 333-118589 on Form S-8 of Emerson Electric Co. of our report dated February 1, 2010, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan as of September 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2009, which report appears in the September 30, 2009 annual report on Form 11-K of the Emerson Electric Co. Retirement Savings Plan.

KPMG LLP

St. Louis, Missouri
February 1, 2010